Exhibit 99.2

Celgene to Acquire Receptos, Advancing Leadership in

Immune-Inflammatory Diseases

Significantly Enhances Celgene’s I&I Franchise with the Addition of Ozanimod, Potentially a Best-in-Class Oral Agent in Phase III Trials for Inflammatory Bowel Disease and Multiple Sclerosis

Accelerates Growth Beginning in 2019; Significant Growth Driver Beyond 2020 with Expected Ozanimod Peak Annual Sales of $4 - $6 Billion

Raising 2020 Financial Targets to Exceed

$21 Billion in Total Net Product Sales and Adjusted EPS to Exceed $13.00

Raising 2015 Adjusted Diluted EPS Guidance Based on Strong Preliminary

Second Quarter Results

SUMMIT, NJ and SAN DIEGO, CA – (July 14, 2015) – Celgene Corporation (NASDAQ: CELG) and Receptos, Inc. (NASDAQ: RCPT) today announced the signing of a definitive agreement in which Celgene has agreed to acquire Receptos. Under the terms of the merger agreement, Celgene will pay $232.00 per share in cash, or a total of approximately $7.2 billion, net of cash acquired.

The acquisition of Receptos significantly enhances Celgene’s Inflammation & Immunology (I&I) portfolio, further diversifies the Company’s revenue beginning in 2019 and beyond, and builds upon Celgene’s growing expertise in inflammatory bowel disease (IBD). The transaction adds Ozanimod, a novel, potential best-in-class, oral, once-daily, selective sphingosine 1-phosphate 1 and 5 receptor modulator (S1P) to Celgene’s deep and diverse pipeline of potential disease-altering medicines and investigational compounds.

Based on clinical studies, Ozanimod demonstrated several areas of potential advantage over existing oral therapies for the treatment of ulcerative colitis (UC) and relapsing multiple sclerosis (RMS), including its cardiac, hepatotoxicity and lymphocyte recovery profile. The phase III TRUE NORTH trial in UC is currently underway with data expected in 2018. The phase III RADIANCE and SUNBEAM RMS trials are ongoing and data are expected in the first half of 2017 to support a RMS approval in 2018. Additionally, Ozanimod is positioned to potentially become the first S1P receptor modulator to be approved for IBD.

"The Receptos acquisition provides a transformational opportunity for Celgene to impact multiple therapeutic areas,” said Bob Hugin, Chairman and Chief Executive Officer of Celgene. “This acquisition enhances our I&I portfolio and allows us to leverage the investments made in our global organization to accelerate our growth in the medium and long-term.”

Celgene has a strong scientific foundation in inflammation and immunology that covers a broad spectrum of diseases. Anchored by the successful global launch of OTEZLA® (apremilast) in psoriasis and psoriatic arthritis, and new opportunities for expansion as a result of the addition of the Receptos programs, Celgene’s I&I pipeline will, upon completion of the transaction, consist of three high-potential commercialized or late-stage assets; OTEZLA, GED-0301 and Ozanimod. All three candidates are in phase III development and encompass four indications: Behçet’s disease, Crohn’s disease (CD), UC and RMS. The pipeline also includes seven molecules in phase II development in a variety of indications, including RPC4046 for eosinophilic esophagitis (EoE), and a growing number of phase I and preclinical assets. Learn more about Celgene’s I&I pipeline here.

“In Celgene, we have found the ideal partner to maximize the potential of Ozanimod and our promising pipeline in order to improve the lives of patients worldwide,” said Faheem Hasnain, President and Chief Executive Officer of Receptos.

“Ozanimod is a potentially transformational oral therapy that has demonstrated robust clinical activity with impressive immune-inflammatory modulating properties in phase II trials,” said Scott Smith, President, I&I for Celgene. “Ozanimod is a highly differentiated next-generation S1P receptor modulator with important efficacy and safety features that create the opportunity for development across a spectrum of immune-inflammatory diseases.”

Recent Receptos Clinical Data: Ulcerative Colitis

Ozanimod phase II data were presented by Receptos at the Gastroenterology Conference Digestive Disease Week (DDW) in May 2015 in Washington, D.C. The TOUCHSTONE phase II study, evaluating Ozanimod in UC, met key clinical and endoscopic endpoints for both induction and maintenance with statistical significance in patients on the 1.0 mg dose of Ozanimod in the 8-week induction and 32-week maintenance periods. The overall safety and tolerability profile of Ozanimod was consistent with the results of the phase II trial in RMS. A phase III program, TRUE NORTH, in UC has initiated enrollment and a phase II program in CD is expected to initiate by year-end.

Recent Receptos Clinical Data: Relapsing Multiple Sclerosis

At the 2015 Annual Meeting of the American Academy of Neurology (AAN) in Washington, D.C., Receptos presented results of an Ozanimod phase II study in RMS. The study demonstrated that Ozanimod achieved the primary endpoint of reduction in MRI brain lesion activity as well as secondary endpoints measuring effects on other MRI parameters. The overall safety profile of Ozanimod was consistent with the results of prior trials and continues to demonstrate differentiation against other oral agents for the treatment of RMS. Two phase III clinical trials are underway: RADIANCE and SUNBEAM, both of which are randomized, controlled, double-blind studies designed to compare 0.5 mg and 1.0 mg of Ozanimod against interferon beta-1a (Avonex®) in patients with RMS.

Terms of the Agreement

Celgene will acquire all of the outstanding shares of common stock of Receptos through a tender offer, followed by a second-step merger. In the tender offer, Celgene, through a wholly-owned subsidiary, will offer to purchase all of the outstanding shares of common stock of Receptos for $232.00 per share in cash, or an aggregate of approximately $7.2 billion, net of cash acquired. The transaction has been approved by the Board of Directors of both companies and is subject to customary closing conditions, including the tender of at least a majority of outstanding shares of Receptos common stock and expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The transaction is anticipated to close in 2015.

Celgene will acquire all remaining shares of Receptos common stock that are not tendered in the tender offer through a second-step merger, which will be completed shortly following the tender offer. Celgene expects to fund the transaction through a combination of existing cash and new debt. The resulting capital structure is consistent with Celgene’s financial strategy and investment grade profile. This acquisition maintains flexibility for additional value creating transactions and share buyback.

J.P. Morgan and Citi are acting as financial advisors to Celgene on the transaction. Centerview Partners LLC is acting as financial advisor to Receptos. Legal counsel for Celgene is Proskauer Rose LLP, and Receptos’ legal counsel is Latham & Watkins LLP.

Preliminary Second Quarter 2015 Financial Highlights for Celgene

Preliminary net product sales of $2,254 million for the second quarter of 2015 compared to $1,845 million in the second quarter of 2014, represents an increase of 22 percent. Second quarter total revenue also increased 22 percent to approximately $2,278 million compared to $1,873 million in the second quarter of 2014. For the same period, adjusted diluted EPS increased 37 percent to approximately $1.23 from $0.90. Adjusted diluted EPS for the second quarter of 2015 included a $0.06 per share gain related to the sale of an equity investment upon the completion of their acquisition by another company.

Based on U.S. GAAP (Generally Accepted Accounting Principles), preliminary second quarter 2015 diluted EPS was approximately $0.43 per diluted share. For the second quarter of 2014, diluted EPS was $0.72 per diluted share. Second quarter 2015 GAAP EPS included increased expenses for upfront collaboration payments.

2015 Guidance for Celgene

•	Reaffirming total net product sales to a range of $9 billion to $9.5 billion
•	Raising adjusted diluted EPS to a range of $4.75 to $4.85 from the previous range of $4.60 to $4.75, an increase of approximately 29 percent over 2014 adjusted diluted EPS
•	GAAP diluted EPS is expected to be in the range of $2.43 to $2.71 from the previous range of $2.97 to $3.19

2020 Long-term Financial Targets for Celgene

•	Increasing 2020 net product sales to exceed $21 billion, up from the previous target of greater than $20 billion
o	Hematology franchise expected to exceed $14.8 billion
o	Oncology franchise expected to exceed $2.2 billion
o	I&I franchise now expected to exceed $4.0 billion, up from the previous target of $3.0 billion
•	Adjusted diluted EPS is expected to exceed $13.00, up from the previous target of $12.50
•	Fully diluted share count is expected to be approximately 830 million

About Ozanimod

Ozanimod is a selective immune-inflammatory modulator of the G protein-coupled receptors sphingosine 1-phosphate 1 and 5, which are part of the sphingosine 1-phosphate (S1P) receptor family. Treatment with S1P receptor modulators interferes with S1P signaling and blocks the response of lymphocytes (a type of white blood cell) to exit signals from the lymph nodes, sequestering them within the nodes. The result is a downward modulation of circulating lymphocytes and anti-inflammatory activity by inhibiting cell migration to sites of inflammation.

About Receptos

Receptos is a biopharmaceutical company developing therapeutic candidates for the treatment of immune and metabolic diseases. Receptos’ lead program, Ozanimod, is a sphingosine 1-phosphate 1 and 5 receptor small molecule modulator in development for immune-inflammatory indications including IBD and RMS. Patents supporting Ozanimod were exclusively licensed to Receptos from The Scripps Research Institute (TSRI). Receptos is also developing RPC4046, an anti-interleukin-13 (IL-13) antibody for (EoE), an allergic/immune-mediated orphan disease, as well as other pipeline and pre-clinical stage compounds.

About Celgene

Celgene Corporation, headquartered in Summit, New Jersey, is an integrated global biopharmaceutical company engaged primarily in the discovery, development and commercialization of innovative therapies for the treatment of cancer and inflammatory diseases through gene and protein regulation. For more information, please visit www.celgene.com. Follow Celgene on Social Media: @Celgene, Pinterest, LinkedIn and YouTube.

Conference Call and Webcast Information

Celgene will host a conference call today, July 14, to discuss the strategic acquisition of Receptos at 5:30 pm EDT. The conference call will be available by webcast on the Investor Relations page of Celgene’s website, www.Celgene.com. An audio replay of the call will be available from midnight July 14, 2015 until midnight July 30, 2015. To access the replay in the U.S., dial (855) 859-2056; outside the U.S. dial (404) 537-3406. The participant passcode is 81657332.

Additional Information about the Transaction and Where to Find It

The tender offer described herein has not yet commenced. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Receptos. At the time the tender offer is commenced, Celgene and its wholly-owned subsidiary, Strix Corporation, intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Receptos intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Celgene, Strix Corporation and Receptos intend to mail these documents to the stockholders of Receptos. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND RECEPTOS STOCKHOLDERS ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE. Stockholders of Receptos will be able to obtain a free copy of these documents (when they become available) and other documents filed by Receptos, Celgene or Strix Corporation with the SEC at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words "expects," "anticipates," "believes," "intends," "estimates," "plans," "will," "outlook" and similar expressions. Forward-looking statements are based on management's current plans, estimates, assumptions and projections, and speak only as of the date they are made. Celgene and Receptos undertake no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of either company, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) difficulties or unanticipated expenses in connection with integrating Receptos into Celgene; (e) the risk that the acquisition does not perform as planned; and (f) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in the public reports of each company filed with the SEC.

In addition to financial information prepared in accordance with U.S. GAAP, this press release also contains adjusted financial measures that Celgene believe provide investors and management with supplemental information relating to operating performance and trends that facilitate comparisons between periods and with respect to projected information. These adjusted financial measures are non-GAAP and should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. Celgene typically excludes certain GAAP items that management does not believe affect its basic operations and that do not meet the GAAP definition of unusual or non-recurring items. Other companies may define these measures in different ways. See the attached Reconciliation of Estimated/Projected GAAP to Adjusted (Non-GAAP) Diluted EPS for explanations of the amounts excluded and included to arrive at Celgene’s adjusted EPS amounts for the three month period ended June 30, 2015 and for the projected amounts for the year ending December 31, 2015.

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Celgene Corporation and Subsidiaries
Reconciliation of Estimated/Projected GAAP to Adjusted (Non-GAAP) Diluted EPS
(Unaudited)

		Three Months Ended		Twelve Months Ending
		June 30, 2015		December 31, 2015
		Range		Range
		Low	High	Low	High
Estimated/projected diluted earnings per common share - GAAP	(1)	$ 0.42	$ 0.44	$ 2.43	$ 2.71

Per share impact of excluded items before tax:
Share-based compensation expense	(2)	0.18	0.18	0.71	0.68
Upfront collaboration expense	(1)(3)	0.69	0.69	1.40	1.29
Amortization of acquired intangible assets	(1)(4)	0.08	0.08	0.31	0.31
Change in fair value of contingent consideration	(1)(5)	(0.03)	(0.05)	0.07	0.05
Acquisition related charges	(1)(6)	-	-	0.09	0.03
Net income tax adjustments	(7)	(0.11)	(0.11)	(0.26)	(0.22)
Estimated/projected diluted earnings per common share - Adjusted		Approximately $ 1.23		$ 4.75	$ 4.85

In addition to financial information prepared in accordance with U.S. GAAP, this press release also contains adjusted financial measures that we believe provide investors and management with supplemental information relating to operating performance and trends that facilitate comparisons between periods and with respect to projected information. These adjusted financial measures are non-GAAP and should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. We typically exclude certain GAAP items that management does not believe affect our basic operations and that do not meet the GAAP definition of unusual or non-recurring items. Other companies may define these measures in different ways.

Explanation of adjustments:

(1)	Our estimated/projected 2015 diluted EPS amounts do not include the effect of any business combinations, collaboration agreements, asset acquisitions, intangible asset impairments, or changes in the fair value of our CVRs issued as part of the acquisition of Abraxis BioScience Inc. (Abraxis) that may occur or be announced after this press release.
(2)	Exclude share-based compensation expense.
(3)	Exclude upfront payment expense for research and development collaboration arrangements.
(4)	Exclude amortization of intangible assets acquired in the acquisitions of Pharmion Corp., Gloucester Pharmaceuticals, Inc. (Gloucester), Abraxis and Celgene Avilomics Research, Inc. (Avila).
(5)	Exclude changes in the fair value of contingent consideration related to the acquisitions of Gloucester, Abraxis, Avila and Nogra Pharma Limited.
(6)	Exclude acquisition related charges related to the acquisition of Receptos, Inc.
(7)	Net income tax adjustments reflect the estimated tax effect of the above adjustments and the impact of certain other non-operating tax adjustments, including the effects of acquisition related matters, adjustments to the amount of unrecognized tax benefits, and an adjustment related to the gain on the sale of an equity investment.